UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Seventh Amendment

Under the Securities Exchange Act of 1934

MAMAMANCINI’S HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

57660106

(CUSIP Number)

Carl Wolf

6977 Collins Ave

Apartment 512

Miami, FL 33141

(973) 985-0280

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Carl T. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,560,495
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,560,495
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 6,560,495
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.47%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSON Marion F. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER* 0
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER* 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 6,560,495*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.47%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*See Item 3, below.

Item 1. Security and Issuer.

The statement (“Statement”) relates to shares of common stock, par value $0.00001 per share (the “Common Stock”), of MamaMancini’s Holdings, Inc., a Nevada corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 25 Branca Road, East Rutherford, NJ 07073.

Item 2. Identity and Background

The Statement is being filed by Carl T. Wolf (“Mr. Wolf”) and Marion F. Wolf (“Ms. Wolf”). Mr. Wolf is the Chief Executive Officer of the Company with an address at 6977 Collins Ave, Apartment 512, Miami, FL 33141. Ms. Wolf is the wife of Carl T. Wolf and resides at 6977 Collins Ave, Apartment 512, Miami, FL 33141. Both Mr. and Ms. Wolf are United States citizens.

During the last five years neither Mr. Wolf nor Ms. Wolf have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. and Ms. Wolf acquired the reported 6,560,495 shares of the Company’s common stock as follows:

(a) On January 24, 2013, pursuant to an Acquisition Agreement and Plan of Merger by and among, the Company, Mascot Properties Acquisition Corp., David Dreslin and MamaMancini’s, Inc., Mr. Wolf was appointed Chief Executive Officer and was issued 5,154,255 shares of the Company’s common stock, (b) between January 24, 2013 and April 30, 2016, the reporting person acquired an additional 355,302 shares of the Company’s common stock, principally in the form of compensation by stock in lieu of cash and purchases in the open market; (c) between May 1, 2016 and July 31, 2016, the reporting person acquired an additional 50,646 shares as stock in lieu of compensation and 13,513 shares as dividends on Series A Preferred Stock, (d) between August 1, 2016 and October 31, 2016, the reporting person acquired an additional 76,844 shares in lieu of compensation and 22,222 shares as dividends on Series A Preferred Stock, (e) between November 1, 2016 and January 31, 2017, the reporting person acquired an additional 61,475 shares in lieu of compensation and 15,385 shares as dividends on Series A Preferred Stock, (f) between February 1, 2017 and April 30, 2017, the reporting person acquired an additional 39,557 shares in lieu of compensation and 10,527 shares as dividends on Series A Preferred Stock and (g) between May 1, 2017 and July 31, 2017, the reporting person acquired an additional 24,654 shares in lieu of compensation, 8,857 shares as dividends on Series A Preferred Stock and 740,741 shares on the automatic conversion of Series A Preferred Stock. (the aforementioned stock is collectively referred to as the “Shares”). Ms. Wolf is the wife of Mr. Wolf and the Shares are held jointly, however, Mr. Wolf maintains full voting control of the Shares.

Item 4. Purpose of Transaction.

Neither Mr. Wolf nor Ms. Wolf have any current plans or proposals which relate to or would result in: (a) the acquisition by either Mr. or Ms. Wolf of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. and Ms. Wolf beneficially own 6,560,495 shares of the issued and outstanding common stock of the Company. Such amount represents 23.47% of the total issued and outstanding shares of the Company’s common stock as of the date hereof.

(b) Mr. Wolf holds sole voting and dispositive power over the Shares as issued to him.

(c) Other than disclosed below, there were no transactions by Mr. or Ms. Wolf in the Issuer’s Common Stock during the last 60 days:

On July 31, 2017, Mr. Wolf received 24,654 shares of Company stock in lieu of cash compensation for the period May 1, 2017 through July 31, 2017, 8,857 shares as dividends on Series A Preferred Stock, and 740,741 shares on the automatic conversion of Series A Preferred Stock.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Wolf and Ms. Wolf.

(e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Mr. Wolf or Ms. Wolf, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Wolf, Ms. Wolf and/or any other person, with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2017

/s/ Carl T. Wolf
Carl Wolf

/s/ Marion F. Wolf
Marion F. Wolf